EXHIBIT 17.7

Josh Johnson, CPA

Brooks-Keret Financial Management

Kadima, Israel

July 13, 2017

Board of Directors
TechCare Corp.
23 Hamelacha Street, Park Afek
Rosh Ha’ain, 4809173 Israel

Re:	Item 5.02 Departure of Directors or Certain Officers

Gentlemen:

I have been informed of the determination by TechCare Corp. (the Registrant”) to appoint Mr. Tzahi Geld as the new Chief Financial Officer of the Registrant and of its wholly-owned Israeli subsidiary, Novomic Ltd, effective Monday, July 10, 2017, replacing the undersigned as CFO. This is to confirm that I have read the disclosure contained in the Form 8-K dated July 13, 2017 under Item 5.02 and I agree with the disclosures contained therein.

I have had no disagreements with the operations, policies or practices of the Registrant or its subsidiary.

Yours truly,

/s/:
Josh Johnson